Exhibit 4.1

DESCRIPTION OF SHARE CAPITAL

General

The following is a summary of certain important terms of the share capital of Ambarella, Inc. (the “company,” “we,” “us” and “our”). Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated memorandum and articles of association and the applicable provisions of the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands.

Our authorized share capital consists of 200,000,000 ordinary shares, $0.00045 par value per share, and 20,000,000 preference shares, $0.00045 par value per share.

Ordinary Shares

Voting Rights

Each holder of our ordinary shares is entitled to one vote for each ordinary share held on all matters submitted to a vote of the shareholders, including the election of directors. Our amended and restated memorandum and articles of association do not provide for cumulative voting rights, including in respect of the election of directors. Accordingly, holders of a majority of the ordinary shares eligible to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preference shares, holders of our ordinary shares are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Variation of Rights of Shares

All or any of the special rights attached to any class of our shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied with the sanction of an ordinary resolution passed at a separate general meeting of the holders of the shares of that class.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our ordinary shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preference shares.

Other Rights and Preferences

Holders of our ordinary shares have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our ordinary shares. The rights, preferences and privileges of the holders of our ordinary shares are subject to and may be adversely affected by, the rights of the holders of any series of our preference shares that we may designate and issue in the future.

Preference Shares

Under our amended and restated memorandum and articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 20,000,000 preference shares in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preference shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the ordinary shares. The issuance of preference shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the ordinary shares and the voting and other rights of the holders of ordinary shares.

Anti-Takeover Effects of Cayman Islands Law and Our Amended and Restated Memorandum and Articles of Association

Provisions of our memorandum and articles of association and Cayman Islands law may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the division of our board of directors into three classes;
•	the right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or due to the resignation or departure of an existing board member;
•	prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of shareholders to elect director candidates;
•	the requirement for the advance notice of nominations for election to our board of directors or for proposing matters that can be acted upon at a general meeting;
•

the ability of our board of directors to issue, without shareholder approval, such amounts of preference shares as the board of directors deems necessary and appropriate with terms set by our board of directors, which rights could be senior to those of our ordinary shares;

•	the elimination of the rights of shareholders to call an extraordinary general meeting and to take action by written consent in lieu of a meeting; and
•

the required approval of a special resolution of the shareholders, being a two-thirds vote of shares held by shareholders present and voting at a general meeting, to alter or amend the provisions of our memorandum and articles of association.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Mergers and Similar Arrangements. In certain circumstances the Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (i) a special resolution of the shareholders of each company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns issued shares that together represent at least 90% of the votes at a general meeting of a subsidiary company) and its subsidiary company, if a copy of the plan of merger is given to every member of the subsidiary company, unless the member agrees otherwise. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves an overseas company, the procedure is similar, except that with respect to the overseas company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due inquiry, such director is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the overseas company and by the laws of the jurisdiction in which the overseas company is existing, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the overseas company in the jurisdiction in which the overseas company is existing; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the overseas company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the overseas company are and continue to be suspended or restricted; and (v) that there are no other reasons why it would be against the public interest to allow the merger or consolidation.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due inquiry, such director is of the opinion that the requirements set out below have been met: (i) that the overseas company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the overseas company; (ii) that in respect of the transfer of any security interest granted by the overseas company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the overseas company, and (c) the laws of the jurisdiction of the overseas company with respect to the transfer have been or will be complied with; (iii) that the overseas company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for their shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of their intention to dissent including, among other details, a demand for payment of the fair value of their shares; (iv) within seven days following the date of the expiration of the period set out in clause (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase their shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances. These provisions are commonly referred to in the Cayman Islands as “schemes of arrangement” and will generally be more suited for complex mergers or other transactions involving widely held companies, which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessperson would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and, within four months, accepted by holders of 90% of the shares to which the offer relates, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability. In principle, we will normally be the proper plaintiff and a claim against, for example, our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification. The Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Cayman Islands law does not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of Nasdaq or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of such director’s interest in any contract or arrangement which such director is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Transfer Agent and Register

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.

Stock Exchange Listing

Our ordinary shares have been approved for listing on The Nasdaq Global Market under the symbol “AMBA.”